Friedman’s, Inc.

Restructuring Term Sheet

The terms and conditions described herein are part of a comprehensive compromise, each element of which is consideration for the other elements and an integral aspect of the proposed restructuring. This term sheet does not constitute an offer or a legally binding obligation of the Company (as defined below), certain Shareholders (as defined below) or any other party in interest, nor does it constitute an offer of securities or a solicitation of the acceptance or rejection of a chapter 11 plan for the Company. The transactions contemplated by this term sheet are subject to conditions to be set forth in definitive documents.

Company:	Friedman’s, Inc. (“Friedman’s”, and, as reorganized, “Reorganized Friedman’s”) and certain of its subsidiaries (together with Friedman’s, the “Company” and, as reorganized with Reorganized Friedman’s, the “Reorganized Company”).

Shareholders:	As of the petition date, Friedman’s equity interests consisted of Class A Common Stock and Class B Common Stock (the “Shareholders”).

Restructuring Transaction:	Friedman’s shall restructure its capital structure (the “Restructuring”) through a chapter 11 plan of reorganization (the “Plan”) filed in cases commenced by the Company under chapter 11 of the Bankruptcy Code (the “Chapter 11 Cases”), the material terms and conditions of which will be set forth in this term sheet and in the restructuring support agreement to be executed by certain Shareholders and the Company (as amended, supplemented or otherwise modified, the “Restructuring Agreement”).

Treatment of Claims and Interests:

Administrative, Priority Tax, And Other Priority Claims:	On or as soon as practicable after the effective date of the Plan (the “Effective Date”), each holder of an administrative, priority tax or other priority claim shall receive cash equal to the full amount of its claim or otherwise be left unimpaired, unless otherwise agreed to by such holder.

Pre-Petition Secured Loans:

Revolving Credit Loan:	The treatment of the Revolving Credit Loan (the “Revolving Credit Loan”) made pursuant to the Second Amended and Restated Credit Agreement, dated as of September 7, 2004 (“Credit Agreement”), by and among the Company, Bank of America, N.A. (“Bank of America”), as Collateral Agent and Revolving Agent, and Jewelry Investors II, L.L.C., an affiliate of Farallon Capital Management, L.L.C. (“Farallon”), as Term Agent, shall be, at the option of the Company and with the approval of the Backstop Parties: (i) restructured on terms acceptable to the Company and the Backstop Parties; (ii) paid in full in cash in an amount acceptable to the requisite lenders thereunder, the Company and the Backstop Parties; or (iii) reinstatement.

Term Loan:	The treatment of the Term Loan (the “Term Loan”), made pursuant to the Credit Agreement shall be, at the option of the Company and with the approval of the Backstop Parties: (i) restructured on terms acceptable to the Company and the Backstop Parties; (ii) paid in full in cash in an amount acceptable to the requisite lenders thereunder, the Company and the Backstop Parties; or (iii) reinstatement.

Vendor Lien Claims	The treatment of the Vendor Lien Claims (the “Vendor Lien Claims”) established pursuant to certain trade credit program letters, entered into in September 2004 (“Trade Letters”), shall be payment in full of the allowed amount of the Vendor Lien Claims on terms and conditions to be determined by the Company and the Backstop Parties.

Pre-Petition Unsecured Claims (including trade claims that are not included in the Vendor Claims):	In exchange for their allowed unsecured claims against the Company (the “Unsecured Allowed Claims”), the holders thereof shall receive on the Effective Date, on a pro rata basis, at the option of the Company with the approval of the Backstop Parties: (i) newly issued notes of Reorganized Friedman’s (the “New Notes”) in an amount equal to the amount of the Unsecured Allowed Claims with terms and conditions of the New Notes to be determined; or (ii) cash in an amount agreed upon by the Company and the Backstop Parties.

Existing Equity:	On the Effective Date of the Plan there shall be only one class of Common Stock (“New Common Stock”). The Shareholders will retain their economic interests by and through a pro rata distribution of the New Common Stock, subject to dilution for the New Common Stock of Reorganized Friedman’s in an amount to be determined and to be issued pursuant to the Rights Offering (described below).

Settlement:	All distributions to be made pursuant to the Restructuring will be in full satisfaction of, and represent a settlement of, all disputes, claims, including but not limited to satisfaction of all intercreditor agreements and interests of and between the parties receiving such distributions, including, without limitation, any litigation claims, whether known or unknown, arising between or among such parties. Releases provided to officers and directors shall not include any individual contractual obligations they may owe to the Company.

Other Features of the Restructuring:

The Rights Offering:	The Company will conduct a rights offering (“Rights Offering”) of a portion of the New Common Stock for aggregate consideration equal to $30 million (The “Rights Offering Amount”). The Rights Offering will be made available to the existing Class A Shareholders other than the Backstop Parties. Other terms and conditions of the Rights Offering, including the value of Reorganized Friedman’s, are to be determined by the Company and the Backstop Parties.

Backstop:	One or more of Liberation Investments, L.P., Liberation Investments Ltd., Liberation Investment Group LLC, and Emanuel R. Pearlman, and (collectively, the “Backstop Parties”) will provide a standby commitment pursuant to which the Backstop Parties will agree to purchase all shares of New Common Stock offered pursuant to the Rights Offering but not otherwise subscribed for by the parties to the Rights Offering. In consideration for such commitment, the Backstop Parties will receive a fee, payable in cash, equal to 2% of the Rights Offering Amount.

Corporate Governance:

The Board of Directors of Reorganized Friedman’s will consist of 5 members, to be appointed as follows:

•      one member [the CEO] will be appointed by Reorganized Friedman’s

•      [3] members will be appointed by the Backstop Parties

•      one member will be appointed by the Equity Committee (appointed officially or ad hoc) representing the shareholders of Reorganized Friedman’s in Friedman’s chapter 11 case.

In addition, there shall be additional shareholder protections to be determined by the Backstop Parties.

DIP Facility:	To be determined.

Exit Facility:	To be determined.

Employment Agreements:	Following the Effective Date the Reorganized Friedman’s will enter into employment agreements in form and substance satisfactory to the Backstop Parties with each of the key senior management.

Management Incentive Plan:	Upon the Effective Date, a management incentive plan (the “MIP”) shall be implemented to provide designated members of senior management of the Reorganized Company (i) options to purchase up to a number of share of New Common Stock equal to [__]% of the New Common Stock issued on the Effective Date, which options shall have an exercise price based upon the actual enterprise value of the Reorganized Company on the Effective Date, as determined by the Backstop Parties, and (ii) options to purchase up to a number of shares of Common Stock equal to [__]% of the New Common Stock issued on the Effective Date, which options shall have an exercise price based upon an enterprise value of the Reorganized Company of $[___] million. Eligibility, vesting and grants under the MIP shall be determined by Reorganized Friedman’s Board of Directors.

Backstop Parties Approval:	In addition to the Backstop Parties approvals required above, (i) all agreements, documents, pleadings and orders related to the Restructuring and the Plan including the Plan of Reorganization and Disclosure Statement and (ii) the acceptance or rejection by the Company of material contracts shall be subject to the approval of the Backstop Parties.

Restructuring Expenses:	The Company shall pay the reasonable fees and expenses of (i) the legal counsel and financial advisor to the Backstop Parties, subject only to the approval of the Bankruptcy Court, if necessary.

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